(An exploration stage company)

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF AURYN RESOURCES INC.

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2016

Dated: August 18, 2016

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.1	Date and forward-looking statements

This Management Discussion and Analysis (“MD&A”) of Auryn Resources Inc. (the “Company” or “Auryn”) has been prepared by management to assist the reader to assess material changes in the financial condition and results of operations of the Company as at June 30, 2016 and for the three and six months then ended. This MD&A should be read in conjunction with the condensed interim consolidated financial statements of the Company for the three and six months ended June 30, 2016 and 2015. The condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies followed in these condensed interim consolidated financial statements are the same as those applied in the Company’s most recent audited annual consolidated financial statements for the six months ended December 31, 2015.

The effective date of this MD&A is August 18, 2016.

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate”, “believe”, “estimate”, “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Company to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability; uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities and unanticipated reclamation expenses; fluctuations in prices of gold and other commodities; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates; as well as other factors. Additional information relating to the Company and its operations is available on SEDAR at www.sedar.com and on the Company’s web-site at www.aurynresources.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its MD&A and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur. Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2	Overall performance

1.2.1	Description of business

Auryn Resources Inc. (“Auryn” or the “Company”) is a exploration company focused on the acquisition, exploration and development of mineral resource properties. Auryn’s principle mineral property is the Committee Bay gold project located in Nunavut Canada.

The Company was incorporated under the British Columbia Business Corporations Act on June 9, 2008 under the name Georgetown Capital Corp. Subsequently on October 15, 2013, the Company changed its name to Auryn Resources Inc. and is a reporting issuer in the provinces of British Columbia and Alberta. The Company is listed on the TSX Venture Exchange (“the Exchange”) as a Tier 2 mining issuer, and its shares trade under the symbol AUG.V.

The Company’s principal business activities include the acquisition, exploration and development of resource properties. The head office and principal address of the Company are located at 1199 West Hastings Street, Suite 600, Vancouver, British Columbia, V6E 3T5.

1.2.2	Committee Bay Project

The Committee Bay Project is comprised of more than 380,000 hectares situated along the Committee Bay Greenstone Belt approximately 180 km NE of the Meadowbank mine operated by Agnico Eagle Mines Limited and extends more than 300 km northeast.

Figure 1 – regional map showing the location of the Committee Bay project, adjacent mineral operations and local communities.

The Committee Bay belt comprises one of a number of Archean aged greenstone belts occurring within the larger Western Churchill province of north-eastern Canada. The character and history of rock packages, and the timing and nature of mineralization occurring within the belt is considered to be equivalent to that of other significant gold bearing Archean greenstones within the Western Churchill Province, which hosts deposits such as Meadowbank, Meliadine and the newly discovered Amuraq.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2.2	Committee Bay Project (continued)

Ownership

The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project. The 1.5% NSR is payable on only 7,596 hectares and is buyable within two years of the commencement of commercial production for $2,000,000 for each one-third (0.5%) of the NSR.

Mineral Resources

High-grade gold occurrences are found throughout the 300 km strike length with the most advanced being the Three Bluffs deposit that contains the mineral resource as listed in the table below: *(refer to NI43-101 report dated August 20, 2015 filed under Auryn’s profile at www.sedar.com).

Class		Cut off grade	Tonnes	Gold grade	Contained Au
		(g/t Au)	(t)	(g/t Au)	(oz)
April 2013 Resource
Indicated	Open Pit	1.35	3,600,000	4.81	557,000
	Underground	2.50	716,000	5.46	126,000
			4,316,000	4.91	683,000
Inferred	Open Pit	1.35	1,000,000	5.24	169,000
	Underground	2.50	4,520,000	5.48	796,000
			5,520,000	5.43	965,000

April 2013 High Grade Subset
Indicated	Open Pit	3.50	1,474,300	8.60	407,514
	Underground	3.50	379,000	7.74	94,215
			1,853,300	8.42	501,729
Inferred	Open Pit	3.50	524,400	8.13	137,043
	Underground	3.50	2,830,000	6.98	635,136
			3,354,400	7.16	772,179

•	See section 1.2.4 for cautionary language concerning mineral resources

The Three Bluffs deposit remains open along strike and at depth. Future programs will aim to significantly expand upon the current resource.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2.2	Committee Bay Project (continued)

Acquisition

The Committee Bay project was acquired through the Company’s acquisition of North Country effective September 25, 2015 for a total purchase price of $18,378,375.

Pursuant to a plan of arrangement, each outstanding share of North Country was exchanged for 0.1 of a common share of Auryn and resulted in the issuance of 13,838,894 common shares, with a fair value of $1.22 per common share, and 840,000 replacement stock options, with a weighted average fair value of $0.16 per option. The fair value of the common shares was determined using the last closing market price of the Company’s shares on the day of the acquisition.

The North Country acquisition was accounted for as an asset acquisition and transaction costs associated with the acquisition totaling $161,383 are capitalized and included in the cost of the net assets acquired. North Country’s operations have been included in the Company’s results of operations from the acquisition date.

2016 Drilling and Exploration Programs

The Company’s 2016 exploration programs at the Committee Bay Project include both regional exploration and targeted drill testing. These programs commenced in June 2016 and will continue through to the middle of September 2016 at an estimated cost of $10 million.

The regional exploration has been conducted through the application of a electromagnetic airborne survey, a comprehensive till sampling program, digital imagery and DEM capture and ground-based magnetic surveys. The Company anticipates full coverage of the entire 300 km belt with the goal of target generation and refinement of the regional scale geologic model.

The 2016 drill tests will include follow-up drilling at some of the advanced stage targets across the belt including but not limited to West Plains, Anuri and areas within the vicinity of Three Bluffs. As of the date of this MD&A, the Company has completed approximately 11,000 metres of drilling across these target areas with results expected in September 2016.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2.2	Committee Bay Project (continued)

460000
500000
540000
580000
620000
660000
700000
7460000
7420000
7380000
7340000
Inuk
Four Hills
Cop
Anuri
Three Bluffs
West Plains
N
40 km
Prospectivity Levels
Highly Prospective
Prospective
Legend
Gold Prospects
Claims Area
Diamond Drilling Targets
Drill Target Areas
Till Sampling
Drone Coverage

Figure 2 – Committee Bay project overlaid with the 2016 till sampling locations and drill target areas.

2017 Resupply and Staging Operations

In preparation of future drill campaigns at Committee Bay, the Company has purchased and mobilized approximately $1.5 million of supplies, including fuel, via summer barges. This approach will significantly lower the overall cost of fuel delivered to the project site and provide the flexibility to expand operations as required.

1.2.3	Peruvian Exploration Projects

Sombrero Option

On June 28, 2016, the Company entered into an option agreement (the “Sombrero Option”) with Alturas Minerals Corp. (“Alturas”) to acquire an 80% or 100% interest in the Sombrero copper-gold property located in southern Peru. In order to exercise the Sombrero Option and acquire an 80% interest in the project, the Company must incur US$2.1 million in work expenditures within a five-year period and make cash payments totalling US$200,000. Upon signing of the Sombrero Option, the Company paid US$140,000 (C$182,357) which is included in mineral property interests as Peru acquisitions costs at June 30, 2016, with the remaining US$60,000 due on or before the first anniversary of the agreement.

Upon the Company’s completion of the requirements to earn an 80% interest in the Sombrero Project, the parties shall form a customary 80:20 Joint Venture. For a period of 1 year after the formation of the Joint Venture, Alturas’ 20% interest shall be “free carried” and the Company shall have a right to acquire the remaining 20% for US$5 million.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2.3	Peruvian Exploration Projects (continued)

The Sombrero Project lies within the northwestern most projections of the Andahuaylas-Yauri Belt of southern Peru, an emerging and increasingly important porphyry copper and skarn belt. The Belt strikes NW-SE and can be traced for more than 300 kilometers of strike length hosting important copper-gold-molybdenum deposits at Las Bambas, Haquira, Los Chancas, Cotambambas, Antapacay, Tintaya and Constancia, and is probably a northern extension of the copper-rich belt of the same Eocene-Oligocene age that strikes broadly N-S in Chile. In Chile, this Belt broadly follows the trace of the “West Fissure” Fault and hosts giant deposits of similar age such as Escondida, Zaldivar, Chuquicamata, and El Salvador.

Huilacollo Option

The Huilacollo epithermal property is comprised of 2,000 hectares of intense hydrothermal alteration that is consistent with epithermal Au/Ag mineralization over a 4 by 6 km area located in the Tacna province of southern Peru. Historic drilling has resulted in the identification of a continuously mineralized gold/silver zone open in all directions. Contained within this area, there appears to be higher grade mineralization focused along well defined feeder structures as highlighted by trench intercepts up to 38m at 6.7g/t Au and drill holes including 34m @ 2.14g/t. Importantly, the mineralization as currently defined, represents less than 10% of the area of first order geophysical targets defined by overlapping high resistivity and low chargeability zones that represent the potential for oxide gold mineralization within silica bodies (see figure 5). Initial exploration work will focus on rapidly establishing drill targets through structural mapping, trenching, volumetric sampling, and multi-spectral analysis with an initial drill program planned for the fourth quarter of 2016.

Huilacollo has excellent infrastructure with access by road, nearby high voltage power lines and water.

The Company acquired the rights to Huilacollo through an option agreement (the “Huilacollo Option”) with a local Peruvian company, Inversiones Sol S.A.C., under which the Company may acquire 100% interest, subject to an NSR, through a combination of work expenditures and cash payments as outlined in the table below. As of June 30, 2016, $322,067 (US$250,000) has been included in mineral property interests as Peru acquisition costs.

	Property	Work Expenditures
	Payments
Effective Date (May 31, 2016)	US$ 250,000	-
Within 24 months of Effective Date	500,000	US$ 2,000,000
Within 36 months of Effective Date	-	3,000,000
Within 48 months of Effective Date	250,000	-
Within 60 months of Effective Date	250,000	2,000,000
Within 72 months of Effective Date	7,500,000	-
Total	US$ 8,750,000	US$ 7,000,000

Curibaya

On June 2, 2016, the Company announced its acquisition of a 100% ownership interest in the Curibaya property, which is also in the Tacna province of southern Peru. The Curibaya property, which consists of 31,600 hectares, was acquired through direct staking and the national auction process.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2.4	Acquisition of Homestake Resources Corporation

On June 13, 2016, the Company entered into a binding letter agreement with Homestake Resource Corporation (“Homestake”) pursuant to which Auryn will acquire Homestake under a plan of arrangement. The consideration for 100% of the Homestake shares will be the issuance of approximately 3.3 million Auryn shares valued at approximately $8.9 million based on the closing price of Auryn shares of $2.68 per share as at June 13, 2016. Under the proposed Arrangement, Homestake shareholders will receive one Auryn share for each seventeen (17) Homestake common shares held at the time of completion of the Arrangement.

In connection with the Homestake acquisition, the Company entered into a loan agreement with Homestake dated May 10, 2016, which provided for the loan of $150,000. The loan agreement contained a conversion feature allowing conversion of the indebtedness into Homestake common shares at a conversion price of $0.10 per Homestake common share. On July 20, 2016, subsequent to June 30, 2016, the Company exercised its conversion rights under the loan agreement and received 1,500,000 shares of Homestake.

Homestake owns 100% of the Homestake Ridge Project which covers approximately 3,600 hectares within the Iskut-Stewart-Kitsault belt, NW British Columbia. The Homestake Ridge project hosts numerous precious metal epithermal occurrences and a significant high-grade gold/silver/copper resource as listed in NI 43-101 report dated June 7, 2013 as filed under Homestake’s profile at www.sedar.com

1.2.5	Overall program analysis and economics

During the six months ended June 30, 2016, the Company expended $5,520,579 in exploration and acquisition expenditures at its mineral interests as detailed in the table below:

	Committee Bay	Peru	Total
Acquisition costs
Other acquisition costs	39,106	648,465	687,571
Exploration and evaluation costs
Assaying	16,165	16,073	32,238
Exploration drilling	257,695	-	257,695
Camp cost, equipment and field supplies	390,256	-	390,256
Geological consulting services	313,979	41,119	355,098
Geophysical analysis	584,714	-	584,714
Permitting, environmental and community costs	115,383	59,260	174,643
Expediting and mobilization	109,917	-	109,917
Salaries and wages	718,308	37,882	756,190
Fuel and consumables	174,142	-	174,142
Aircraft and travel	1,519,566	-	1,519,566
Share-based compensation	478,549	-	478,549
Total	$4,717,780	$802,799	$5,520,579

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.2.6	Qualified Persons and Technical Disclosures

Michael Henrichsen, P. Geo., Chief Operating Officer of Auryn, is the Qualified Person with respect to the technical disclosures in this MD&A.

With respect to the drilling at Committee Bay, analytical samples were taken using 1/8 of each 5ft (1.52m) interval (chips) and sent to ALS Lab in Yellowknife, NWT for preparation and then to ALS Lab in Vancouver, BC for analysis. All samples are assayed using 50g nominal weight fire assay with atomic absorption finish (Au-AA26) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). QA/QC programs using internal standard samples, field and lab duplicates, re-assays, and blanks indicate good accuracy and precision in a large majority of standards assayed.

Intercepts were calculated using a minimum of a 0.25 g/t Au cut off at beginning and end of the intercept and allowing for no more than four consecutive samples (six meters) of less than 0.25 g/t Au. True widths of the reported intercepts are believed to be approximately 60% of the drilled widths.

Cautionary Note About Mineral Resources:

Mineral Resources that are not mineral reserves have not demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to measured and indicated categories through further drilling, or into mineral reserves, once economic considerations are applied.

Three Bluffs resource estimations were completed by Roscoe Postle Associates Ltd. (see the Technical Report n the Three Bluffs Project, Nunavut Territory, Canada filed on the SEDAR on August 21, 2015). There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

1.3	Selected annual information

	Six Months	Year ended	Year ended
	December 31, 2015	June 30, 2015	June 30, 2014

Comprehensive loss for the period	$2,382,107	$1,400,603	$2,079,793
Net loss for the period	$1,860,107	$1,922,603	$2,079,793
Basic and diluted loss per share	$0.05	$0.08	$0.13
Total assets	$31,031,214	$8,797,284	$2,454,548
Total long-term liabilities	$1,100,093	$-	$-
Cash dividends per share	-	-	-

The Company generated no revenues from operations during the above periods.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.4	Results of Operations

Six months ended June 30, 2016 and 2015

During the six months ended June 30, 2016, the Company reported a net loss of $2,136,978 and loss per share of $0.04 compared to $1,004,203 and $0.03 respectively for the same period in the prior year.

Significant variances are discussed as follows:

(1)

During the six months ended June 30, 2016, the Company incurred $2,761,877 in administrative expenses, an increase of $1,618,338 over the same period in the prior year. This increase is attributable to additional corporate, office and administration, share-based compensation, legal and travel costs in support of the Committee Bay project, the Peruvian operations and project investigation activities. During the same period in the prior year, administrative costs pertained predominantly to corporate support and project investigation activities.

(2)	The significant increase in wages and consulting fees on a per month basis relates to the addition of executive level and support personnel at the Company’s office in Vancouver.

(3)

On July 21, 2016, the Company granted 2,355,000 incentive stock options to directors, officers, employees and others resulting in share-based compensation of $980,328 being recorded within administration costs. In the same period in the prior year, the Company recorded share-based compensation of $64,656 from the amortization of options granted previously.

(4)

Travel, marketing and investor relation costs totalled $422,534 for the six month ended June 30, 2016 ($255,926 – six months ended June 30, 2015) relating to investor shows and conferences attended. This was an increase on the previous periods and tied to the Company’s larger market capitalization and increased project portfolio.

(5)

Total direct project investigation costs for the six months ended June 30, 2016 were $47,164 compared to $181,017 in the same period of the previous year. This decrease relates to reduced levels of investigative activities as the Company’s staff focused on Committee Bay and acquisitions in Peru. Costs associated with the Company’s acquisition of Homestake (See 1.2.4) have been include in deferred acquisition costs).

(6)	During the six months ended June 30, 2015, the Company realized a gain on initial recognition of its investment in North Country common shares of $200,000.

(7)

During the six months ended June 30, 2016, the Company recorded other income of $667,180 related to the amortization of the flow-through premium created in connection with the Company’s May 2016 prospectus offering (see section 1.6/1.7).

Three months ended June 30, 2016 and 2015

During the three months ended June 30, 2016, the Company reported a net loss of $1,020,627 and loss per share of $0.02 compared to $567,492 and $0.02 respectively for the three months ended June 30, 2015.

Significant variances are discussed as follows:

(1)

During the three months ended June 30, 2016, the Company incurred $1,662,634 in administrative expenses, an increase of $ 1,021,957 over the three-month period in the prior year. This increase is attributable to additional Consulting fees, directors' fees, wages and benefits, Share-based compensation, and Travel, marketing and investor relations costs. The increase relates to additional personnel and overhead added subsequent to the acquisition of North Country and the Company’s interests in Peru.

(2)

During the three months ended June 30, 2016, as discussed above, the Company recorded $838,999 in share-based compensation expense and other income $667,180 related to the amortization of a flow- through premium.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.5	Summary of quarterly results

Three months ended	Interest and	Net loss	Comprehensive	Loss per share
	other income		loss
	$	$	$	$
June 30, 2016	22,060	(1,020,627)	(1,019,487)	(0.02)
March 31, 2016	8,010	(1,116,351)	(1,116,351)	(0.02)
December 31, 2015	8,814	(1,186,038)	(1,186,038)	(0.02)
September 30, 2015	14,355	(674,069)	(1,196,069)	(0.01)
June 30, 2015	38,106	(567,492)	(45,492)	(0.02)
March 31, 2015	3,813	(436,711)	(436,711)	(0.01)
December 31, 2014	4,983	(535,059)	(535,059)	(0.03)
September 30, 2014	6,318	(383,341)	(383,341)	(0.02)

During the last eight quarters, the Company’s net loss has ranged between $383,341 and $ 1,186,038. The Company losses and expenditures have generally increased during this period as the Company has progressed from project investigation and acquisition to exploration and development. Comprehensive loss for the period ended June 30, 2015 comparatively decreased due to the recognition of an unrealized gain resulting from the revaluation of the North Country investment. This accumulated gain was then recognized during the three months ended September 30, 2015. Also, during the three months ended March 31, 2015, the Company recognized a one-time gain of $200,000 due to the initial recognition of the investment in North Country, which reduced the net loss on that period.

1.6/1.7	Liquidity and capital resources

As at June 30, 2016, the Company had cash and cash equivalents of $11,349,758 and working capital of $10,686,098 (excluding the flow-through share premium liability). Current liabilities as at June 30, 2016 include accounts payable and accrued liabilities of $1,446,046, which have been incurred in connection the exploration and acquisition activities within the Company’s Committee Bay and Peru projects and maintaining the Company’s public listing in good standing.

During the three and six months ended June 30, 2016, the Company expended net cash of $990,204 and $1,937,692, respectively, in operating activities compared to $1,361,790 and $1,841,823, respectively, during the same periods in the prior year. The Company also expended $3,584,990 and $4,630,131 in investing activities during the three and six month periods, respectively, predominantly on program costs from its Committee Bay project.

During the three and six months ended June 30, 2016, the company raised net $14,151,375 and $14,319,000, respectively, in financing activities through the issuance of common shares and a change in restricted cash.

The Company’s current working capital is sufficient for the Company to meets its immediate liquidity requirements as well as those for the next twelve months.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.6/1.7	Liquidity and capital resources (continued)

Common shares issued

April 2016 Prospectus Offering

On May 4, 2016, the Company closed a bought deal financing for gross proceeds of $14,944,803 (the “Offering”). Under the terms of the Offering, a syndicate of underwriters led by Beacon Securities Limited (the “Underwriters”) agreed to purchase, on a bought deal basis pursuant to the filing of a short form prospectus, an aggregate of 4,732,700 Flow-Through Shares at a price of $1.89 per Flow-Through Share and 4,285,714 Common Shares at a price of $1.40 per Common Share.

A summary of the intended use of the net cash proceeds of $13,659,292 is presented as follows:

Use of Proceeds: Proposed		Intended Use of	Actual Use of Proceeds	(Over)/under
12 Month Budget		Proceeds of the	of the Offering to June	expenditure
		Offering	30, 2016
2016 Committee Bay Project Exploration Program (Flow Through eligible):		$8,944,803	$2,573,410	$6,684,866
•	Airborne electromagnetic surveys
•	8,000 to 12,000 metres of drilling
•	Comprehensive till survey
•	Logistics and staging for 2016 programs
•	Advanced staging for 2017 programs
2016 Committee Bay Exploration Program (Non-Flow Through eligible)		$750,000	$39,106	$710,894
•	Claim staking program
•	Equipment and camp maintenance
•	Project administration and holding costs
General Working Capital		$3,964,489	$1,614,858	$2,349,631
Total		$13,659,292	$3,913,901	$9,745,391
Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones			The Company is in progress with respect to each of the planned objective. The majority of the funding related to Committee Bay is expected to be expended in July and August, 2016.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.6/1.7	Liquidity and capital resources (continued)

Other Issuances

On September 16, 2015, the Company completed a non-brokered private placement for gross proceeds of $5,802,000 by issuing 4,835,000 units of the Company at a price of $1.20 per unit. Each unit consisted of one common share and one common share purchase warrant. Each purchase warrant is exercisable into a common share of the Company at a price of $1.70 per share for a period of 24 months. In the event that the Company’s common shares trade at a closing price on the TSX Venture Exchange of equal or greater than $2.40 per share for a period of 20 consecutive trading days at any time after four months after the closing date, the Company may accelerate the expiry date of the Warrants by giving notice to the holders thereof and in such case the Warrants will expire on the 30th day after the date on which such notice is given by the Company. Total broker commissions paid under the offering were $119,250.

A reconciliation between the intended use of proceeds and their actual is presented below:

Intended Use of Proceeds of		Actual Use of Proceeds from September 2015		(Over)/under
September 2015 Private Placement		September Private Placement until May 3, 2016		expenditure

Offering Expenses	$164,000	Offering Expenses	$164,000	-
Further development of the Committee Bay Project:		Further development of the Committee Bay Project:
• Spring 2016 Mobilization	$2,500,000	• Spring 2016 Mobilization	$2,298,372	$202,067
• Regional staking programs		• Regional staking programs
• Geophysical surveys		Geophysical surveys

Peruvian Exploration Project	$1,500,000	Peruvian Exploration Project	$635,267	$864,733

General working capital	$1,638,000	General working capital	$1,952,142	$(314,142)

Total	5,802,000	Total	$5,049,781	$ 752,658

Explanation of variances and the impact of variances on the ability of the Company to achieve its business objectives and milestones		The Company’s expenditures within Committee Bay were in line with expectation. Delays in deal completion in Peru resulted in lower than expected expenditure on those projects.

Other sources of funds

As at June 30, 2016, the other sources of funds potentially available to the Company are through the exercise of outstanding stock options and share purchase warrants with terms as follows:

Stock Options			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual	options		contractual
			life (years)			life (years)
Feb 3, 2019	50,000	$1.50	2.60	50,000	$1.50	2.60
Feb 17, 2019	1,220,000	0.51	2.64	1,220,000	0.51	2.64
Aug 17, 2020	1,231,250	1.30	4.13	751,250	1.30	4.13
June 21, 2021	2,355,000	2.63	4.98	588,750	2.63	4.98
	4,856,250	1.75	4.15	2,610,000	1.23	3.59

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.6/1.7	Liquidity and capital resources (continued)

Warrants	Exercise price	Expiry date
4,677,500	$1.70	September 16, 2017
425,866	1.40	May 4, 2018
5,103,366	$1.67

In the future, the Company may have capital requirements in excess of its currently available resources and may be required to seek additional financing. There can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

1.8	Off-balance sheet arrangements

The Company does not utilize off-balance sheet arrangements.

1.9	Transactions with related parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement, unless otherwise noted.

(a)	Related parties

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

Universal Mineral Services Ltd. [1]
Included in the statement of operations:
Consulting fees, directors' fees, wages and benefits	$71,094	$112,784	$147,961	$218,011
Legal and professional fees	-	-	702	-
Office, rent and administration	101,351	100,305	202,356	196,588
Regulatory, transfer agent and shareholder information	5,745	5,850	5,745	5,850
Travel, marketing and investor relations	722	33,214	9,216	77,224
Project investigation costs	-	9,798	-	80,437
Capitalized to mineral property interests:
Committee Bay	6,580	58,869	6,580	75,544

Total transaction for the periods	$185,492	320,820	$372,560	$653,654

1.

Universal Mineral Services Ltd., (“UMS”) is a private company with directors and officers in common that, pursuant to an agreement dated December 30, 2015, provides office space and administrative services to the Company on a cost recovery basis. The outstanding balance owing at June 30, 2016 was $78,710 (December 31, 2015 – $119,781).

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.9	Transactions with related parties (continued)

(b)	Compensation of key management personnel

During the period, compensation to key management personnel was as follows:

	Three months ended	Three months ended	Six months ended	Six months ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Short-term benefits	$221,440	$153,126	$445,406	$269,345
Share-based	546,795	7,390	658,623	20,918
payments
	$768,235	$160,516	$1,104,029	$290,263

1.10	Subsequent events

a)	Subsequent to June 30, 2016, a total of 20,000 stock options were exercised with a weighted average exercise price of $1.50 for gross proceeds of $30,000.

b)	Subsequent to June 30, 2016, a total of 3,085,590 share purchase warrants were exercised with a weighted average exercise price of $1.66 for gross proceeds of $5,127,576.

c)	All other subsequent events are included within other sections of this MD&A.

1.11	Proposed Transactions

See Section 1.2.4

1.12	Critical Accounting Estimates

This section is not required as the Company is a Venture Issuer, as the term is defined in National Instrument 51-102

Continuous Disclosure Obligations.

1.13	Changes in accounting policies including initial adoption

None

1.14	Financial instruments and other instruments

As at June 30, 2016, the Company’s financial instruments consist of cash and cash equivalents, investments, amounts receivable, accounts payables and accrued liabilities and the provision for site reclamation and closure. With the exception of the provision for site reclamation, the fair values of these financial instruments approximate their carrying values due to their short-term to maturity. The provision for site reclamation is recorded at fair value being the net present value of the anticipated obligation at closure of the Committee Bay project. The Company’s financial instruments are exposed to certain financial risks including, credit risk, currency risks, liquidity risk, interest rate risk and capital risk management. Details of each risk are laid out in the notes to the Company’s consolidated financial statements.

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.15	Other requirements

Capital structure

Authorized: Unlimited number of common shares

Number of common shares issued and outstanding as at August 18, 2016: 61,624,221

Number of common shares issued and outstanding as at June 30, 2016: 58,518,631

Stock options as at August 18, 2016:

			Outstanding			Exercisable
Expiry date	Number of	Exercise price	Remaining	Number of	Exercise price	Remaining
	options		contractual life	options		contractual life
			(years)			(years)
Feb 3, 2019	30,000	$1.50	2.46	30,000	$1.50	2.46
Feb 17, 2019	1,220,000	0.51	2.50	1,220,000	0.51	2.50
Aug 17, 2020	1,231,250	1.30	4.00	911,250	1.30	4.00
June 21, 2021	2,355,000	2.63	4.84	588,750	2.63	4.84
	4,836,250	1.75	4.02	2,750,000	1.24	3.50

Share purchase warrants as at August 18, 2016:

Number of warrants	Exercise price	Expiry date
1,985,000	$1.70	September 16, 2017
32,776	$1.40	May 4, 2018

AURYN RESOURCES INC.

Management’s Discussion and Analysis of Financial Conditions and
Results of Operations for the Three and Six Months Ended June 30, 2016

1.15	Other requirements (continued)

Disclosure controls and procedures

As defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, disclosure controls and procedures require that controls and other procedures be designed to provide reasonable assurance that material information required to be disclosed is duly gathered and reported to senior management in order to permit timely decisions and timely and accurate public disclosure.

Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design of the Company’s disclosure controls and procedures (“DC&P”) and the design of internal controls over financial reporting (“ICFR”) as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board (“IASB”), and in accordance with accounting policies set out in the notes to the audited consolidated financial statements for the six months ended December 31, 2015.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Note: As a venture issuer, the Company is not required to certify the design and evaluation of the issuer’s DC&P and ICFR and has not completed such an evaluation; and there are inherent limitations on the ability of management to design and implement on a cost effective basis DC&P and ICFR for the Company which may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports required under securities legislation.

Additional disclosures pertaining to the Company’s management information circulars, material change reports, press releases and other information are available on the SEDAR website at www.sedar.com.

On behalf of the Board of Directors,

“Shawn Wallace”
Shawn Wallace
President and Chief Executive Officer
August 18, 2016